

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2022

Albert Hill IV
Chief Financial Officer
Rose Hill Acquisition Corporation
981 Davis Dr. NW
Atlanta, GA 30327

      Re: Rose Hill Acquisition Corporation
           Form 10-K for the fiscal year ended December 31, 2021
           Filed March 31, 2022
           File No. 001-40900

Dear Albert Hill IV:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction